UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry Nr. 0593

Santiago, November 5, 2007

To:
Guillermo Larraín Ríos
Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449

Dear Mr. Larraín:

At a regular meeting held on October 30, 2007, the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”) approved the “Policy for the Treatment of Inside Information and Trading of Securities Issued by Distribución y Servicio D&S S.A. by it Directors, Managers and Senior Officers” (the “Policy”), a copy of which is attached hereto. The Policy is supplemented by its manual, a copy of which I also attach.

The Policy was issued by the Board of Directors of D&S as a self-regulation mechanism devised to provide direction and guidance, within the context of current legislation, for the treatment of inside information related to D&S and its subsidiaries, and the purchases, sales, options and other direct or indirect transactions conducted by certain individuals regarding securities issued by D&S and its subsidiaries. The persons to whom this Policy is addressed are as follows: i) the directors of D&S and its subsidiaries; ii) the managers of D&S and its subsidiaries; iii) the senior officers of D&S and its subsidiaries; iv) persons who by virtue of their title, position, activity or relationship have access to inside information of D&S and its subsidiaries; and v) any other persons who are actually in possession or deemed to possess inside information on D&S and its subsidiaries. The Board of Directors has likewise ordered that D&S should adhere to the Policy in any transaction that it engages in on treasury shares if and when the shareholders’ meeting of D&S will have authorized those transactions.

Sincerely,

/signed/
Enrique Ostalé Cambiasso
General Manager
Distribución y Servicio D&S S.A.

Cc:	Santiago Stock Exchange Chilean Electronic Exchange Valparaiso Securities Exchange Rating Commission
Encl.:	As indicated

DISTRIBUCIÓN Y SERVICIO D&S S.A.

POLICY

FOR THE TREATMENT OF INSIDE INFORMATION

AND TRADING OF SECURITIES ISSUED BY

DISTRIBUCIÓN Y SERVICIO D&S S.A.

BY ITS

DIRECTORS, MANAGERS AND SENIOR OFFICERS

Distribución y Servicio D&S S.A.
October 2007

TABLE OF CONTENTS

I.	Introduction	4
1.	Purpose	4
2.	Disclaimer	4
3.	Defined Terms	5
II.	Treatment of Inside Information and Obligations Thereon	7
1.	What is Inside Information?	7
2.	Obligations Relating to Inside Information	7
3.	Who is Subject to these Obligations?	9
III.	Securities Trading Reporting Obligations	11
IV.	United States Regulations Applicable under D&S’s ADR Program	12
1.	Purpose	12
2.	Short-Term Trading	12
3.	Fraud (Rule 10b-5 of the US Securities Exchange Act)	13
V.	Securities Trading Policy	14
1.	Purpose	14
2.	Periods	15
3.	Transaction Circumstances	16
4.	Duration of Investments	16
VI.	Sanctions and Consequences	17
1.	Legal Sanctions and Consequences	17
2.	Policy Sanctions and Consequences	17
VII.	Publicity, Effectiveness and Modifications	19

I. Introduction

1. Purpose

The Board of Directors of Distribución y Servicio D&S S.A. (the “Board” and “D&S”) has agreed, at a regular meeting held on October 30, 2007, to implement and disclose the policy contained herein regarding the treatment of Inside Information and the trading of securities issued by the D&S Companies by their directors, managers, senior officers and other persons howsoever related to D&S and in actual or deemed possession of Inside Information (the “Policy”).

The Policy is intended to establish a self-regulation mechanism for D&S devised to provide direction and guidance, within the context of current legislation, for the treatment of Inside Information related to the D&S Companies, and the purchases, sales, options and other direct or indirect transactions conducted by certain individuals regarding securities issued by D&S and its Subsidiaries. The persons to whom this Policy is addressed (the “Policy Addressees”) are as follows: i) the directors of the D&S Companies; ii) the managers of the D&S Companies; iii) the senior officers of the D&S Companies; iv) persons who by virtue of their title, position, activity or relationship have access to Inside Information of the D&S Companies; and v) any other persons who are actually in possession or deemed to possess Inside Information on the D&S Companies. The Board of Directors has likewise ordered that D&S should adhere to the Policy in any transaction that it engages in on treasury shares if and when the shareholders’ meeting of D&S will have authorized those transactions.

The Policy and this document are also intended to attain the following specific additional objectives: i) advise the Policy Addressees and other interested parties on the reporting obligations they may have, as the case may be, in relation to their transactions of securities issued by the D&S Companies; ii) advise the Policy Addressees and other interested parties on certain basic concepts that must be taken into consideration in relation to the transaction of securities issued by the D&S Companies; iii) inform on the treatment prescribed by law for Inside Information; and iv) comply with the obligation incumbent upon D&S to advise certain Policy Addressees and other interested parties regarding their reporting obligation as to the operations they engage in on shares issued by D&S, which obligations are contained in Circular 585.

The Policy is supplemented by the Policy manual (the “Manual”). The Manual contains an illustrative guide that explains the manner in which the Policy Addressees must apply the same. The Manual is part of the Policy for all intents and purposes. The Policy Addressees and all employees at the D&S Companies are required to read, understand and implement the Policy, the Manual and Circular 585.

2. Disclaimer

In addition to setting out the Policy, this document complies with the obligation of D&S to advise certain Policy Addressees on their obligations related to the use of Inside Information and any trading of securities issued by the D&S Companies in which they could engage. Accordingly, this document contains descriptions of, and references to, the rules governing such matters. Readers should bear in mind that those descriptions have in some cases been abbreviated or simplified, and in others, included as footnotes. The above is intended to facilitate better understanding on those matters and focus this document on issues that are more relevant or directly applicable to D&S.

Policy Addressees in particular and the readers of this document generally are cautioned that: i) the same neither constitutes nor purports to be legal advice related to their obligations with regard to Inside Information or the trading of securities issued by the D&S Companies; and ii) any liability regarding the adequate handling of Inside Information and transactions involving securities issued by the D&S Companies is personal. Consequently, the ultimate responsibility for becoming familiar and complying with applicable legal provisions rests with those who engage in such transactions and have access to Inside Information, not with D&S.

Accordingly, D&S emphatically urges the Policy Addressees and whoever has access to this document to: i) be adequately informed through their legal counsel and others competent in the matters discussed herein regarding the rules that govern the issues referred to herein; and ii) adhere personally, punctiliously, fully and in timely fashion to their obligations related to the matters discussed herein.

3. Defined Terms

The following terms will bear the meanings ascribed to them as indicated above, notwithstanding any other terms that, in the same manner and with identical effect, are defined elsewhere in this document: 1

“Circular 585” means Circular Nr. 585 issued by the SVS in 1986.

“Material Investee” means any company in which another stock company, known as material investor, without controlling the former, holds directly or through another individual or entity 10% or more of the voting stock or capital, if not a stock company, or is capable of electing or appointing or having elected or appointed at least one member of the board of directors or of the management thereof.

“Material Investor” means a company denominated as such in the definition of Material Investee.

“D&S Companies” means D&S and all the entities that are direct or indirect subsidiaries of D&S.

1 The terms defined herein will bear the meaning ascribed to each, whenever so indicated by standard legal and contractual drafting practices through capitalization when not required by spelling rules. The terms thus employed as defined terms will have the meanings ascribed to them regardless of whether they are used in the singular or the plural, before or after having been defined, in the masculine or feminine, or in such verbal tenses and conjugations or any other verbal, grammar or syntax variables as are necessary for the adequate drafting and comprehension of this document.

“FECU” means the uniform coded statistical file whereby a company registered in the Securities Registry advises the market and the SVS on the information contained therein according to the rules issued by the SVS to that effect.

“Subsidiary” means a subsidiary of a stock company known as a parent, in which the latter controls directly or through another individual or entity more than 50% of the voting stock or capital, if not a stock company, or is capable of electing or appointing or having elected or appointed a majority of its directors or managers.

“Legal Affairs Department” means the D&S Legal Affairs Department.

“Legal Affairs Manager” means the D&S Corporate Legal Affairs Manager.

“LMV” means Law Nr. 18045 on the Securities Market.

“Parent” means the company denominated as such in the definition of Subsidiary.

“Securities Registry” means the Securities Registry kept by the SVS.

“SVS” means the Securities and Insurance Commission of the Republic of Chile.

II.  Treatment of Inside Information and Obligations Thereon

1. What is Inside Information?

The following qualifies as inside information according to the LMV (“Inside Information”):

a)
Any information related to one or more securities issues, their businesses or one or more securities issued by them, not disclosed to the market and knowledge of which, by its very nature, would be capable of affecting the price of the securities issued;

b)	The events that the board of directors agrees to give the status of confidential events, in accordance with the law; and

c)	Information on acquisition or divestment operations to be conducted by an institutional investor in the securities market.[2]

To correctly understand the sense and scope of the Inside Information concept, the following comments are in store:

•
The LMV provides that securities are “any transferable instruments, including shares, stock purchase and sale warrants, bonds, debentures, mutual fund shares, savings plans, commercial papers and generally any credit or investment instrument.” Consequently, in a broad sense the securities alluded to by the LMV on regulating Inside Information are not only the shares of the D&S Companies, but rather, among other things: i) debt instruments they issue (bonds or others); and ii) other contracts or acts generating rights to the securities, such as warrants.[3]

•
For information to qualify as Inside Information, it is sufficient if knowledge thereof, by its very nature, be capable of affecting the price of the issued securities. In other words, the information need not be able to affect the price of the securities by reason of its content or merit, but rather because of its nature. This why the SVS has held that any FECU, regardless of its content or merit, constitutes Inside Information.

•	Confidential events are always Inside Information, regardless of their merit, and continue as such as long as they are not disclosed to the public as a material event.

2. Obligations Relating to Inside Information

Following are the general obligations that the LMV imposes in terms of Inside Information on anyone who by reason of their position, title, activity or relation have access to the same (the “Inside Information Obligations”):

a)	Treat the same as strictly confidential and refrain from using it for their own or other persons’ benefit;

2 The following entities are institutional investors under the LMV: i) banks, financial companies, insurance companies, national reinsurance entities and managers of funds authorized by law; ii) entities indicated by the SVS under a general rule, provided they meet the following conditions simultaneously: ii.i) that the main line of business of these entities is the conduct of financial investments or financial assets, using third-party funds; ii.ii) that the trading volume, nature of their assets or other characteristics are instrumental in having their market participation deemed relevant.

3 These other instruments are deemed to include those whose price is chiefly determined by the fluctuation in the value of any such instruments, and those whose monetary yield or flows are given by a specific asset or business owned or originated by any of the D&S Companies.

b)	Refrain from purchasing, for themselves or third parties, directly or indirectly, the securities on which they possess Inside Information;

c)
Refrain from taking advantage of Inside Information to obtain gains or avoid losses, through any type of operation with the securities to which it pertains or with instruments the return on which is determined by those securities;

d)	Refrain from disclosing the Inside Information to third parties;

e)	Refrain from recommending the acquisition or sale of the securities regarding which they hold Inside Information; and

f)
See that their close subordinates and third parties do not disclose the Inside Information to third parties and refrain from recommending the acquisition or sale of the securities regarding which they hold Inside Information.

To adequately understand the sense and scope of the Inside Information Obligations, the following concepts and comments are necessary:

•
The first and most obvious obligation on Inside Information is to treat it as strictly confidential. The law does not require that Inside Information be kept “secret” but rather “privileged”. This is because the normal running of a company’s operations requires that some individuals should become privy to the Inside Information. Nevertheless, on communicating Inside Information, one must exercise care and adhere to the restrictions imposed by law.[4]

•
In determining whether the Inside Information may or may not be disclosed to any person, it is reasonable to use the “need-to-know” rule. This rule indicates that it would be reasonable to communicate the Inside Information to any persons who meet the following requirements simultaneously: i) that, by reason of their title, position, activity or need to participate in a given matter must know the information for the adequate exercise or discharge of said position, title, activity or need to participate; and ii) who, by reason of their position, title or activity, are required to comply with the Inside Information Obligations or, if not, assume those obligations under a document prepared or authorized to that effect by the Legal Affairs Department.[5]

•
The LMV does not indicate what is to be understood by the “use” of Inside Information. In its most natural and obvious sense, the law appears to forbid that the information be used or be instrumental to any given end. That purpose is established in the law, i.e. “own or anyone else’s benefit”. The other Inside Information Obligations also shed light on what that benefit is, indicating that it could mean “obtaining gains or avoiding losses, through any type of operation with the securities to which it pertains or with instruments the return on which is determined by those securities”.[6]

•
Notwithstanding the provisions that forbid the use of Inside Information, the LMV also contains an objective obligation to refrain. That obligation is to “refrain from purchasing, for themselves or third parties, directly or indirectly, the securities on which they possess inside information”. The transcribed provision is clear and forbids any purchase of securities on which one possesses Inside Information.[7] Notwithstanding the above, since its intention is to interpret the spirit of the law in straightforward fashion, D&S’s policy is that any persons who possess Inside Information should refrain from both buying and selling the relevant securities. Moreover, at present lawmakers have expressed their intention to mend this omission and also forbid the sale of securities if the person in question is in possession of Inside Information affecting those securities.

4 The law does not say who may or may not be disclosed Inside Information nor under what circumstances, but it does establish a framework as to the persons who are presumed to know that information. Therefore, regardless of whether those persons possess that information or not, one may presume that they possessed it. Consequently, the obligation to“refrain from disclosing inside information to third parties”, which may be understood in an absolute manner, should be understood in the sense that a third party is such “person who is neither of the two or more in question or who participate in a business of any kind” (Dictionary of the Royal Spanish Academy, 22nd Edition).

5 The precautions recommended regarding the application of the “need-to-know” rule are especially relevant with regard to the Inside Information Obligation to “See that their close subordinates and third parties do not disclose the Inside Information to third parties and refrain from recommending the acquisition or sale of the securities regarding which they hold Inside Information”. In case of any doubt as to the possibility to communicate information that is or could be Inside Information to any person, one must consult with the Legal Affairs Manager. The manner in which the Legal Affairs Manager is to be asked about the possibility of disclosing Inside Information is indicated in the Manual. The manner in which the Legal Affairs Department is to be asked to prepare or validate a document whereby a third party assumes the Inside Information Obligations is provided for in the Manual.

6 In the absence of any means to conclusively prove that the Inside Information was “used” for the above purposes, this becomes a issue related to the subjective intent of whoever derived benefit or permitted a benefit to be obtained by reason of trading in the securities. Therefore, probing into the subjective intentions, which reside purely in the knowledge and memory of individuals, becomes difficult if not downright impossible. Nevertheless, D&S emphatically cautions that the difficulty inherent to proving the use of Inside Information doe not constitute, in the very least, a reason to use it or an incentive to do so, and the Inside Information Obligations must be adhered to at all times.

7 It is worth noting that the law does not objectively forbid the sale or disposal of securities on which Inside Information is held, since, according to its merits, that information could prompt their holders to divest themselves of those securities.

3. Who is Subject to these Obligations?

Main Obligors

Everyone who by reason of their position, title, activity or relationship have access to Inside Information are directly required to meet the Inside Information Obligations. These obligations, to the extent that they refer to certain persons indicated in the LMV, also carry certain presumptions of access to Inside Information.8

The persons who the law presumes have access to Inside Information include but are not limited to the following:9

a)	Directors, managers, administrators and liquidators of the entity that issued the securities or of the institutional investor, as applicable;[10]

b)
Directors, managers, administrators and liquidators of the Parent or Investor of an entity that issues securities, with regard to the Subsidiary or Investee in question, or of the institutional investor, as the case may be; and

c)	The controlling shareholders or their representatives who engage in operations or negotiations to transfer control.

Secondary Obligors

There is a second group of persons who are required to fulfill the Inside Information Obligations, and who the law presumes have access to the same. Nevertheless, this presumption is less material since it depends on the persons “being able to have direct access to the event to which the information refers.”11

In the above case, we find the following persons:12

a)	Employees who work under the direct supervision and control of the directors, managers, administrators or liquidators of the issuer or the institutional investor;[13]

8 The practical outcome of these presumptions is twofold. On the one hand, the SVS need not prove that the persons in question had access to Inside Information. On the other hand, if those persons had not actually accessed Inside Information, they must prove so. This burden of proof is particularly complex since proving negative facts such as not having accessed Inside Information is directly impossible and extremely difficult indirectly. Consequently, the persons who the Law presumes are in possession of Inside Information must be particularly careful and stringent in fulfilling the Inside Information Obligations.

9 The LMV also presumes that directors, managers, administrators, agents, financial advisors or operators, securities intermediaries (stock brokers and securities agents) have access to Inside Information but only: i) as to the information they have regarding the purchase or sale operations to be conducted with an institutional investor in the securities market; and ii) regarding the information they have on the placement of first-issue shares entrusted to them.

10 On the ground, this presumption is more serious with regard to the persons who D&S includes in its periodical statement of directors, managers and senior officers as required by SVS regulations. The Legal Affairs Department will advise the managers and senior officers on their inclusion in this declaration, in the manner prescribed in the Manual. This however does not release the persons who are not included in the list sent to the SVS and who have access to Inside Information from the imperative to fulfill the Inside Information Obligations.

11One must also note that this provision imposes a double requirement because the persons in question not only must have had actual access to the event to which the information refers, but that access must be direct. In other words, they must have been able to notice the existence of that information through their own means.

12 The LMV includes, in addition to these persons, the following who are part of this second group of individuals who are presumed in possession of Inside Information: i) the external auditors and account examiners of the issuer, as well as the partners and managers of the auditing firms; ii) the partners, managers and members of the rating boards of the rating agencies that classify the issuer’s securities or the issuer; and iii) public officers who work for the institutions that oversee publicly-offered securities issuers or funds authorized by law.

13 One should bear in mind, in this regard, that, as explained before in relation to the persons who by reason to their title, position, activity or relationship have access to Inside Information, there is also an obligation to see that subordinates should not disclose Inside Information to third parties and refrain from recommending the purchase or sale of the securities on which they have Inside Information. Consequently, the directors, managers, administrators or liquidators of the issuer or of the institutional investor may likewise be held liable for any breaches incurred by their direct subordinates if they did not ensure that the latter do not disclose Inside Information to third parties and refrain from recommending the purchase or sale of the securities on which they have Inside Information.

b)	The persons who provide consultancy services on a temporary or permanent basis to the issuer; and[14]

c)
The spouses or relatives up to the second degree of blood or marriage ties (“Relatives”) of the directors, managers, administrators and liquidators of the issuer or institutional investor, as the case may be.[15]

One should be again reminded that the persons who by reason of their title, position, activity or relationship have access to Inside Information are likewise under an obligation to see that third parties in whom they trust should not disclose the Inside Information to third parties and refrain from recommending the purchase or sale of the securities on which they have Inside Information. Therefore, the persons who by reason of their title, position, activity or relationship have access to Inside Information could likewise be held liable for any breaches committed by the third parties in whom they trust, and particularly by their spouses and relatives, if they have not procured that the latter should not disclose the Inside Information to third parties and refrain from recommending the purchase or sale of the securities on which they have Inside Information. In this regard, the law poses a quandary since, to fully comply with that obligation, whoever by reason of their title, position, activity or relationship have access to Inside Information may wan to advise their spouses and Relatives of the existence of that obligation as well as the imperative not to disclose the Inside Information to third parties and refrain from recommending the purchase or sale of the securities on which they have Inside Information, precisely in order to prevent that, by oversight or ignorance, their spouses or Relatives should breach the obligations on Inside Information that the law presumes they have in their possession. This interpretation, even if formally correct, leads to absurd results, which increase the risk of Inside Information leaks. Therefore, we recommend refraining from communicating Inside Information to spouses and Relatives. If, nevertheless, due to the day-to-day and close nature of their ties it were impossible to prevent that the spouse or any Relative should have access to the Inside Information, measures should be simultaneously adopted to have those persons not disclose the Inside Information to third parties and refrain from recommending the purchase or sale of the securities on which they have Inside Information.

14 It must be noted that the law makes no distinction as to whether those persons who provide services do so for the operation(s) constituting Inside Information or not. If it were so, the obligation by which those advisors are bound would be even more material since they would be persons who, by reason of their position, title, activity or relationship have access to Inside Information. As things stand, these are the persons who are mentioned in this document as main obligors for the protection of Inside Information. In this case, other advisors are hence included, who are not working on the operation(s) constituting Inside Information but who likewise had access to or knowledge of the same.

15 One word of caution: there need not be close ties with the spouse or even share a roof with the same to be included in this presumption. There need only be a marriage that still exists even on paper. Relatives include the following persons: mother, father, grandparents (material and paternal), daughters and sons, grandsons and granddaughters, sisters and brothers (from both parents or only one), parents-in-law, grandparents of the spouse (maternal or paternal), brothers-in-law (siblings born to both or even one of the spouse’s parents), daughters and sons of the spouse from another relationship and granddaughters and grandsons of the spouse from another relationship.

III. Securities Trading Reporting Obligations

The LMV requires certain persons to report to the SVS and stock exchanges on any transactions, commitments and purchase or sale options direct or indirect, that they conduct with regard to shares in companies to which they are related and whose shares are registered in the Securities Registry. 16

The LMV is not clear as to whether the SVS must be reported transactions for securities overlying the shares, such as American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange or the LATIBEX traded on the Madrid Securities Exchange. In turn, Circular 585 makes no express indication in that regard and does not establish a procedure or schedule to that end. Notwithstanding the above, as a conservative precautionary measure, obliges are urged to provide the information on securities transactions discussed herein that, if they reported or if they report voluntarily to the SVS on a D&S ADR or LATIBEX purchase operation, they should likewise report on their sale when the time comes. We also recommend that any purchases or sales of those instruments overlying the shares issued by D&S should be reported to the legal Affairs Manager in the manner prescribed in the Manual.

The following persons are subject to the securities trading reporting obligations discussed herein:

a)	Those who directly or indirectly hold 10% or more of the shares in the company;[17]

b)	Those who, by reason of a stock purchase, become the holders of 10% or more of the shares of the company; and[18]

c)	The directors, liquidators, senior officers, general manager and managers of the company, regardless of the number of shares they own.[19]

The issuer company is likewise required to report on the above transactions. Nevertheless, regardless of that obligation of the issuer, the individuals mentioned herein also have a personal obligation to report them.20

16 These operations must be reported regardless of whether they are conducted directly or indirectly. Therefore, if they are purchaser through an individual or body corporate other than the direct oblige, they must likewise be reported.

17 The individuals who are deemed required to report on their equity transactions include those who together with their spouse and relatives hold directly or through bodies corporate, 10% or more of the capital subscribed in the issuer company. To this end, relatives mean those up to the third degree of blood ties and second degree of marriage relations inclusive. Moreover, the majority shareholders must indicate, in the relevant notice, whether the purchases were conducted with the intent to acquire control of the company or, if applicable, if that purchase is only intended as a financial investment.

18 See previous note.

19 If regardless of their position in the issuer company, these persons own or come to own 10% or more of the shares issued by the company, the individuals required to report on their equity transactions will be deemed to include those who, together with their spouse and relatives, held, directly or through bodies corporate, 10% or more of the subscribed capital of the entity. To this end, the same “relatives” concept used in footnote 17 will apply.

20 The information must be provided by the persons mentioned herein within two stock exchange days following the date of the transaction, using forms the form and content of which are regulated by Circular 585. The Legal Affairs Department urges all managers and senior officers to contact it to clarify whether they are included or not among the persons who are under the above reporting obligations, and will provide assistance in understanding the relevant forms. The person required to report on the above securities transactions are urged to read and become familiar with Circular 585 and the aforementioned forms. Notwithstanding the above, we repeat that the reporting obligation is personal and not incumbent upon D&S. The text of Circular 585 is included in the Manual to be read and understood by the controlling shareholders and the Policy Addressees.

IV.  United States Regulations Applicable under D&S’s ADR Program

The regulations issued in the United States of America (“U.S.”) applicable to the ADRs with regard to the use of inside information and securities trading by the controlling shareholders, directors and senior officers of a securities issuer generally have the same aims as the rules contained in the LMV on this matter. That is, they are intended to prevent insider trading and ensure transparency in the activities of any issuer, its shareholders, directors and officers, by providing correct and timely information to the market.

1. Purpose

In a similar vein as Circular 585, the U.S. Securities Exchange Act provides that any shareholder21  who acquires more than a 5% ownership interest of the issuer of the shares must report that purchase to the Securities and Exchange Commission (“SEC”) within 10 days thereafter. This obligation does not apply to shareholders whose purchases over the 12 previous months amount to less than 2% of the ownership of the issuer of the shares.22

Likewise, any shareholders who have more than a 5% ownership interest in the issuer must advise the SEC on any material change to their interest. To this end, “material” means any purchase or sale in excess of 1% of the capital of that company. However, transactions for less than 1% could be deemed material depending on specific circumstances.23

2. Short-Term Trading

U.S. securities regulations also seek to discourage speculative short-term purchases by shareholders who have more than a 10% stake in the ownership of the issuer and by their directors and officers.24  Thus, they are required to report on any trade regarding securities issued by D&S. I any of these persons obtains a profit or avoids a loss on buying and selling securities issued by D&S within a mobile 6-month period, the issuer of the securities will be authorized to charge that profit from the person who conducted that trade, regardless of whether the transaction was conducted using Inside Information or not. Since it is a foreign private issuer authorized to file its information using the 20-F form, these provisions do not apply to D&S.

21 Shareholders are understood as any shareholder or group of shareholders who directly or indirectly acquire more than a 5% ownership interest.

22 In that information, the shareholders, together with reporting on the purchase of the securities, must also include their personal data, the amount and origin of the funds being paid and their future intentions with regard to company control.

23 There are three categories of investors with more than a 5% ownership interest who are not required to report to the SEC on their purchases in the same manner, being required to report over a longer term and without including a statement of intent as to the control of the company. Those shareholders are: i) certain institutional investor; ii) passive investors; and iii) others, such as those whose purchases over the 12 previous months do not exceed 2% of the ownership interests in the issuer. One should bear in mind that passive investors are subject to the same reporting periods as those required to report on their stock purchases using the 13D form.

24 Officer capacity, which imposes the obligations in comment, is held by a person who conducts relevant activities in terms of policy-making, such as the general manager, finance manager, comptroller, legal affairs manager, or any other person in charge of a business unit or division or relevant functions.

3. Fraud (Rule 10b-5 of the US Securities Exchange Act)

US federal antifraud legislation (Rule 10b-5) is applied across the board in that country’s securities markets. There is even open discussion about its extraterritorial application, i.e. beyond the US boarders. This regulation applies to many types of transactions by shareholders, directors and senior officers of a securities issuer and by market players with access to inside information. Among various types of fraud, these rules consider the following.

Classic Securities Fraud

A person delivers false or misleading information to induce someone else to engage in an operation or fails to perform a reporting duty.

Executive Fraud

An executive induces its company to conduct a securities transaction that is detrimental to the same.

Insider Trading

Company executives or other persons with access to inside information use it to trade with securities of that company or provide that information to third parties who, aware of its privileged nature, trade with those securities.

Notwithstanding the previous examples, the concept of fraud according to these rules is extremely broad and an entire host of conducts are likely to be considered as fraud under the same.

Particular care should be taken with these rules in relation to Chilean legislation because the latter tends to be more restrictive in its interpretation of conducts that constitute securities fraud. In other words, a conduct that according to Chilean law and interpretation does not constitute securities fraud could nevertheless be classified as such under US legislation.

Policy Addressees are advised to exercise utmost care when trading with ADRs issued by D&S and to seek expert legal counsel in the US.

V. Securities Trading Policy

1. Purpose

The Board has agreed on the Policy in order to lay down conservative criteria to guide the Policy Addressees’ conduct in handling Inside Information and in their transactions involving securities issued by the D&S Companies. The Policy is intended to assist in securing compliance with the Inside Information Obligations through a self-regulation initiative that we urge should be disseminated and complied with as part of D&S’s sound corporate governance practices. The criteria contained in the Policy are fully applicable to the directors, managers and senior officers of the D&S Companies and to others who are actually in possession of Inside Information. With regard to some other Policy Addressees, as is the case of advisors to the D&S Companies, they must act prudently and carefully in its application because of: i) the survival of Inside Information Obligations over time; ii) the presumptions of being in possession of Inside Information to which they may be subject; and iii) whether they actually have access to Inside Information or not. In case of any doubt, the latter persons are advised to fully comply with the criteria set out in the Policy.

The Policy deals with three aspects related to the trading of securities issued by the D&S Companies by Policy Addressees, namely: the timing of those transactions in relation to the existence or absence of Inside Information; the circumstances in which those transactions are conducted; and the duration of the investments made through those transactions.

We stress once again that compliance with Inside Information Obligations is personal. Therefore, even following the criteria laid down herein does not guarantee compliance with Inside Information Obligations by the person conducting those operations, but it will help in materially abating the risk of noncompliance. Nevertheless, the Board has believed it expedient to establish and disseminate these criteria in order to provide minimal action and analysis guidelines that D&S expects the Policy Addressees to follow. Readers should be forewarned, regarding the queries and consultations made with the Legal Affairs manager as indicated further below, that the decision and responsibility of the Policy Addressees as to whether to trade or not with securities issued by the D&S Companies is absolutely personal. Therefore, such queries and consultations and the answers given to them will nowise entail any liability for D&S or the Legal Affairs Manager.

One should bear in mind that, notwithstanding the implementation of the Policy, all decisions connected with the trading of securities issued by the D&S Companies by the Policy Addressees must be made by them considering at all times: i) the duty to comply at all times with the Inside Information Obligations; ii) their greater or lesser proximity to the D&S Companies and the greater or lesser depth and accuracy of the information they have on them; and iii) the presumptions concerning the possession of Inside Information to which they could be subject.

2. Periods

With regard to the timing chosen by the Policy Addresses to trade with securities issued by the D&S Companies, the Policy divides the time elapsed between each regular public disclosure of D&S results into three periods, depending on the risk existing in each that a D&S Companies securities transaction by Policy Addressees constitutes a breach of Inside Information Obligations. Those periods have been established on the basis of the natural evolution of information related to a securities issuer and the manner in which it enters the public domain over time, and may or may not be deemed reflected n the market price of those securities.

Low Risk Period

The low risk period (“Low Risk Period”) is that in which there is little likelihood that a transaction involving securities issued by any of the D&S Companies would constitute a breach of Inside Information Obligations by a Policy Addressee.

The Low Risk Period goes from 24 hours after the submission of D&S’s consolidated FECU until the end of the 15th calendar day following the start date of the low risk period. During this period, Policy Addressees will be free to trade in securities issued by the D&S Companies in spite of the permanent nature of the Inside Information Obligations and the presumptions concerning the possession of Inside Information to which the Policy Addressees could be subject.

Notwithstanding the above, Policy Addressees are advised that, in case of any doubt as to whether to proceed or not with a transaction involving securities issued by the D&S Companies during a Low Risk Period, they should first be informed and inquire as to the existence or absence of information likely to be deemed Inside Information, through means that will not constitute a violation of Inside Information Obligations. To this end, the Legal Affairs Manager will be available to answer any questions. If the result of this analysis and consultation indicates, in the interested parties’ opinion, that the transaction may be conducted, they may proceed at their own risk. Otherwise, they should refrain from conducting the transaction.25

Medium Risk Period

The medium risk period (“Medium Risk Period”) for breaches under Inside Information Obligations is that in which it is equally possible that a transaction involving securities issued by any of the D&S Companies may or may not constitute a breach of the Inside Information Obligations by a Policy Addressee.

25 Questions shall be asked and answers provided in the manner indicated in the Manual.

The Medium Risk Period lasts for 45 calendar days following the end of the Low Risk Period. During this period, persons interested in trading with securities issued by D&S Companies must make a decision after analyzing whether, to the best of their knowledge and belief, the price of the securities in question reflects, at the relevant moment, all the information on D&S or the D&S Company in question, whether public or not. This analysis to be conducted by Policy Addressees interested in conducting the transaction must in particular take the following criteria into consideration: i) the time elapsed from the most recent submission of FECU; ii) the greater or lesser knowledge they have of information that could be Inside Information; iii) the permanent nature of the Inside Information Obligations; and iv) the presumptions concerning the possession of Inside Information to which the Policy Addressees could be subject. Also, during the Medium Risk Period, Policy Addresses interested in a transaction must first be informed and inquire as to the existence or absence of information likely to be deemed Inside Information, through means that will not constitute a violation of Inside Information Obligations. To this end, the Legal Affairs Manager will be available to answer any questions.26

High Risk or Blocking Period

The high risk or transaction blocking period (“High Risk Period”) is that in which, because of the passage of time, the asymmetry between the information held by the public and by Policy Addressees could be deemed of a magnitude such that the latter are advised to totally refrain from trading in securities issued by the D&S Companies.

The High Risk Period starts from when the Medium Risk Period ends and remains in effect until the next Low Risk Period starts. At this time, Policy Addressees should refrain from trading in securities issued by the D&S Companies, except when there are extraordinary circumstances in which information on the D&S Companies is publicly disclosed, which would guarantee, even under the most stringent criterion, that the market price for the securities in question reflects all the information that should be included in that price. All of the above is notwithstanding the permanent nature of the Inside Information Obligations and the presumptions concerning the possession of Inside Information to which the Policy Addressees could be subject.

3. Transaction Circumstances

Policy Addressees must conduct their transactions of securities issued by the D&S Companies under conditions and circumstances that will not lead third parties or the market to reasonably suspect the existence of Inside Information that renders the continued holding of those securities as advisable or unadvisable. Thus, among other possibly relevant circumstances, those transactions must be conducted on reasonable terms and conditions that will prevent any repercussion on the market.

4. Duration of Investments

Investments by Policy Addressees in securities issued by the D&S Companies must be conducted over periods of time such that, considering the nature and characteristics of the securities being invested, they will not constitute or be understood as speculation or conducted with the aim of taking advantage of temporary profits or avoiding temporary losses, which could originate from the misuse of Inside Information.

26 See previous note.

VI. Sanctions and Consequences

1. Legal Sanctions and Consequences

The law sanctions LMV violations as either administrative breaches or criminal offenses.

Any violation of the LMV without a special penalty may be administratively sanctioned by the SVS, either through censure or fines. These sanctions could also be imposed for breaches of rules issued by the SVS in the exercise of its authority.

Notwithstanding the above, certain conducts, some of them related to Inside Information, constitute criminal offenses and are sanctioned, in addition to fines, with prison terms and a bar against exercising the position of director, manager, administrator or liquidator of an openly-held corporation or any other company or entity that issues publicly-offered securities or which I subject to the oversight of the Banking and Finance Commission or Pension Funds Commission. These criminal offenses are:

a)
Using Inside Information to engage in activities, either directly or through other persons, to obtain monetary gains or avoid losses, both for themselves as well as for third parties, through any type of operations or transactions involving publicly-offered securities.

b)
Disclosing Inside Information to obtain monetary gains or avoid losses, both for themselves as well as for third parties, through any type of operations or transactions involving publicly-offered securities.

One should also note that providing false information to the SVS constitutes a criminal offense.

One must also bear in mind that violations to the LMV could also entail civil liability for the offender. This civil liability results in the obligation to pay damages to whoever is affected by this violation. Typically, these affected parties are the company that issues the securities, its directors and senior officers, its shareholders and the other parties who entered with the offender into the contract that constitutes this violation.

2. Policy Sanctions and Consequences

Any failure to comply with the Inside Information Obligations and the obligations related to transactions involving securities issued by the D&S Companies constitute a breach of the Policy. As such, they will be considered by D&S as a breach of the loyalty and diligence obligations that the Policy Addressees have unto D&S. Also, some of these noncompliant acts are likely to be considered as a breach of the obligations that some Policy Addressees have under Law Nr. 18046 on Corporations. As such, those conducts could give rise to the sanctions applied in that regard in said law and the violators’ obligation to pay damages to D&S or its shareholders.

Since not all Policy Addressees have a subordination and employment relationship with D&S, D&S’s ability to impose disciplinary action on any such persons who breached the Policy is restricted to the possibility of exercising administrative authority over them. Nevertheless, whenever that possibility exists, violations will be reported to the Board and it will analyze them with a view to imposing sanctions. These sanctions include but are not limited to a warning, recording those facts to be considered in the violator’s career perspectives within the D&S Companies, potential dismissal of the violator and reporting the events to the pertinent authorities, all of the above depending on the nature and seriousness of the acts and their consequences for D&S, its shareholders and the market at large.

VII. Publicity, Effectiveness and Modifications

D&S senior management will be in charge of disseminating the Policy. The means for Policy dissemination will be its disclosure to all Policy Addressees and D&S employees generally, communication to the SVS and national securities exchanges, and uploading to the D&S webpage.

The Policy will become effective on the 15th calendar day following its disclosure to the SVS, whereupon it will be deemed known to all persons subject to the same. The Policy will continue in effect indefinitely. The Policy may only be modified, replaced or revoked by a resolution of the Board, adopted in accordance with the law.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

MANUAL FOR THE

POLICY

FOR THE TREATMENT OF INSIDE INFORMATION

AND TRADING OF SECURITIES ISSUED BY

DISTRIBUCIÓN Y SERVICIO D&S S.A.

BY ITS

DIRECTORS, MANAGERS AND SENIOR OFFICERS

Distribución y Servicio D&S S.A.
October 2007

TABLE OF CONTENTS

I.	Introduction	25
II.	Questions and Answers	26
1.	Who is this Manual addressed at?	26
2.	What is this Manual about?	26
3.	What is Inside Information?	26
4.	What do I do if I happen to know information likely to be Inside Information?	26
5.	Am I allowed to buy stocks, bonds or other securities in D&S?	27
	Timing of Transactions	27
6.	Am I required to report these transactions to the authorities?	29
7.	Am I allowed to purchase D&S ADRs?	29
8.	What am I supposed to do if asked about Inside Information?	29
9.	How do I contact the Legal Affairs Manager?	29
III.	Text of SVS Circular Nr. 585	30

I. Introduction

The Board of Directors of Distribución y Servicio D&S S.A. (the “Board” and “D&S”) has agreed, at a regular meeting held on October 30, 2007, to implement and disclose the policy contained herein regarding the treatment of Inside Information and the trading of securities issued by the D&S Companies by their directors, managers, senior officers and other persons howsoever related to D&S and in actual or deemed possession of Inside Information (the “Policy”). The Policy is contained in a document titled “Policy for the Handling of Inside Information and Trading of Securities Issued by Distribución y Servicio D&S S.A. by its Directors, Managers and Senior Officers,” issued by the Board of Directors in October 2007, and disclosed to its addressees and to the public in general through various means.

The Policy is intended to establish a self-regulation mechanism for D&S devised to provide direction and guidance, within the context of current legislation, for the treatment of Inside Information related to the D&S Companies, and the purchases, sales, options and other direct or indirect transactions conducted by certain individuals regarding securities issued by D&S and its Subsidiaries. The persons to whom this Policy is addressed (the “Policy Addressees”) are as follows: i) the directors of the D&S Companies; ii) the managers of the D&S Companies; iii) the senior officers of the D&S Companies; iv) persons who by virtue of their title, position, activity or relationship have access to Inside Information of the D&S Companies; and v) any other persons who are actually in possession or deemed to possess Inside Information on the D&S Companies. The Board of Directors has likewise ordered that D&S should adhere to the Policy in any transaction that it engages in on treasury shares if and when the shareholders’ meeting of D&S will have authorized those transactions.

As a supplement to the Policy this Manual has also been prepared.

The Policy, the Manual and Circular 585 are complementary documents and their reading, understanding and application is mandatory, as indicated in the Policy, for Policy Addressees.

This Manual is written as basic questions and answers. If you have any doubt on any of the issues discussed here or would like to read more information in this regard, you must read the Policy closely. If once you read the Policy you still have doubts, please address your questions to the Legal Affairs Department.

The terms used herein as defined terms in accordance with standard legal and contractual drafting practices, through capitalization when not required by spelling rules, will have the same meaning given to them in the Policy. In case of any doubt as to the sense of a defined term used in this Manual, please refer to the Policy.

II. Questions and Answers

1. Who is this Manual addressed at?

This Manual is addressed at all Policy Addressees. Its reading and understanding is also mandatory for all employees of the D&S Companies, in particular but not limited to those who, given the natural progress of their professional careers, could in the future work as managers or senior officers of D&S or otherwise be deemed Policy Addressees.

2. What is this Manual about?

This Manual is about the way D&S requires Policy Addressees to treat Inside Information. Also, this Manual says what Policy Addressees must do to trade or refrain from trading securities issued by the D&S Companies.

3. What is Inside Information?

The precise meaning of Inside Information under Chilean law is contained and discussed in the Policy. Nevertheless, for the sake of simplicity, Inside Information may be understood as any information that meets all of the following requirements:

•	It is related to one or several securities issues, i.e. related to companies whose stocks, bonds or other securities are publicly traded (in this case, D&S and the D&S Companies);

•	The information is not in the public domain; and

•	The information is capable of influencing the price of the securities in question.

4. What do I do if I happen to know information likely to be Inside Information?

In such case, you must:

•	Treat it in confidence;

•	Refrain from using it for your own or third parties’ benefit;

•
Refrain from acquiring, for yourself or for third parties, directly or indirectly, (through legal entities in which you or your relatives or friends participate) the securities on which you possess inside information;

•	Refrain from using the inside information to obtain benefits or avoid losses;

•	Refrain from disclosing the inside information to third parties;

•	Refrain from recommending the purchase or sale of the securities on which you possess inside information; and

•
Adopt all measures necessary for your subordinates and close third parties to refrain from disclosing the inside information to third parties and refrain from recommending the purchase or sale of securities on which they have inside information.

These obligations apply with regard to Inside Information of the D&S Companies as well as to inside information on other companies, if you obtained said Inside Information by virtue of your position, title, or activity within D&S.

For instance, if you participate in the negotiation of an alliance or contract between D&S and another company and that alliance or contract has not been disclosed to the public, the obligations indicated in the preceding paragraphs apply but to your potential purchase of stocks, bonds or other securities of D&S as well as to the securities issued by the third party with whom D&S is negotiating the alliance or contract.

5. Am I allowed to buy stocks, bonds or other securities in D&S?

Yes, as a general rule all Policy Addressees are allowed to buy stocks, bonds or other securities issued by the D&S Companies, but at all times adhering strictly to the Inside Information Obligations imposed by law, and also complying with the rules that the Policy lays down in this regard. The Policy discusses three aspects related to the trading of securities issued by the D&S Companies on the part of Policy Addressees. These aspects are: i) the timing of those transactions in relation to the existence or absence of Inside Information; ii) the circumstances in which those transactions are made; and iii) the duration of the investments made through hose transactions.

Timing of Transactions

With regard to the timing chosen to trade with securities issued by the D&S Companies, the Policy divides the time elapsed between each regular public disclosure of D&S results into three periods, depending on the risk existing in each that a D&S Companies securities transaction constitutes a breach of Inside Information Obligations.

The periods are as follows:

•
Low Risk Period: This period goes from 24 hours after the submission of D&S’s consolidated FECU until the end of the 15th calendar day following the start date of the low risk period. During this period, Policy Addressees will be free to trade in securities issued by the D&S Companies in spite of the permanent nature of the Inside Information Obligations. In this period, it is not likely that a transaction involving securities issued by any of the D&S Companies constitutes a breach of Inside Information Obligations by a Policy Addressee.

•
Medium Risk Period: This period lasts for 45 calendar days following the end of the Low Risk Period. During this period, Policy Addressees must decide prudently to either trade in securities issued by the D&S Companies or not, after analyzing whether, to the best of their knowledge and belief, the price of the securities in question reflects, at the relevant moment, all the information on D&S or the D&S Company in question, whether public or not. This analysis to be conducted by Policy Addressees interested in conducting the transaction must in particular take the criteria indicated in the Policy into consideration and always take into consideration the permanent nature of the Inside Information Obligations. In this period, it is equally possible that a transaction involving securities issued by any of the D&S Companies may or may not constitute a breach of the Inside Information Obligations by a Policy Addressee. Therefore, the risk that you breach the Inside Information Obligations is greater.

•
High Risk or Blocking Period: This period starts from when the Medium Risk Period ends and remains in effect until the next Low Risk Period starts. At this time, Policy Addressees should refrain from trading in securities issued by the D&S Companies, except in extremely specific and unusual circumstances as discussed in the Policy.

The periods discussed above are illustrated in simplified manner as follows:

[INSERT FIGURE]

FECU Submission	24 hours		FECU Submission	24 Hours
later			later

	Low Risk Period	Med. Risk Period	High Risk Period
	Unrestricted	Restricted	Blocked

All of the above is notwithstanding the permanent nature of
the Inside Information Obligations

Transaction Circumstances

Policy Addressees must conduct their transactions of securities issued by the D&S Companies under conditions and circumstances that will not lead third parties or the market to reasonably suspect the existence of Inside Information that renders the continued holding of those securities as advisable or unadvisable. These circumstances include but are not limited to the low or high profile given to them, the use of trustworthy stock brokers, etc.

Duration of Investments

Investments by Policy Addressees in securities issued by the D&S Companies must be conducted over periods of time such that, considering the nature and characteristics of the securities being invested, they will not constitute or be understood as speculation or conducted with the aim of taking advantage of temporary profits or avoiding temporary losses, which could originate from the misuse of Inside Information.

6. Am I required to report these transactions to the authorities?

Some Policy Addressees are required to report to their D&S securities transactions to the SVS. This obligation is incumbent on directors, managers and senior officers of D&S but not on other people who in actuality or in theory could be in possession of Inside Information. Together with the above and shareholders who own 10% or more of the shares in the company, they must, when trading in D&S securities:

•	Report the transaction to the SVS and all securities exchanges within 2 stock market days following the date of the transaction, complying with the formalities indicated in Circular 585;

•
If they are controlling shareholders, they must indicate in their notice if the purchases so made are intended to acquire control of the company or, if applicable, if that purchase is merely a financial investment.

Details on the time and form for providing this information are provided in Circular 585, which is transcribed later in this Manual.

7. Am I allowed to purchase D&S ADRs?

Yes, as a general rule Policy Addressees are allowed to buy ADRs. However, you must keep in mind: that you have to:

•	Comply at all times with the Inside Information Obligations; and

•	Adhere to the rules imposed by D&S in the Policy as to the timing, circumstances and duration of the investments for Policy Addressees to trade in securities issued by the D&S Companies.

Nevertheless, we recommend seeking adequate counsel with US securities attorneys. The Legal Affairs Department will not answer questions on ADR transactions nor will it offer guidance to Policy Addressees on ADR transactions.

8. What am I supposed to do if asked about Inside Information?

If any employee of D&S or of any D&S Company, journalist or third party asks you about any information, transaction, business or activity of any D&S Company likely to be deemed Inside Information, you must:

•	In your reaction or answer, comply with all Inside Information Obligations; and

•	If circumstances so advise, as in the case of questionings by the press, immediately report this incident to the Corporate Affairs Manager.

9. How do I contact the Legal Affairs Manager?

 As indicated in the Policy, the Legal Affairs Manager is available to receive certain information and answer questions asked by Policy Addressees in relation to the treatment of Inside Information and transactions involving securities issued by the D&S Companies conducted by Policy Addressees or in which thy may have an interest. These contracts must always be made in writing and confidentially, both by the inquirer and the Legal Affairs Manager. The answers given by the Legal Affairs Manager must also be treated as confidential by the inquirer. If need be, the answers given by the Legal Affairs Manager may indicate solely and exclusively whether there exists or not information likely to be deemed Inside Information, without disclosing what that information is about.

Readers should be forewarned, regarding the queries and consultations made with the Legal Affairs Manager in accordance with the Policy and this Manual, that the decision and responsibility of the Policy Addressees as to whether to trade or not with securities issued by the D&S Companies is absolutely personal. Therefore, such queries and consultations and the answers given to them will nowise entail any liability for D&S or the Legal Affairs Manager.

III. Text of SVS Circular Nr. 585

INSTRUCTIONS ON THE FORM AND CONTENT OF INFORMATION RELATED TO STOCK TRANSACTIONS, COMMITMENTS AND OPTIONS FOR THE PURCHASE OR SALE OF SHARES CONDUCTED BY PERSONS AND ENTITIES AS INDICATED; CIRCULAR Nr. 240 OF 1982 IS REPEALED
(Addressed to corporations and partnerships limited by shares registered in the Securities Registry)

INTRODUCTION

This Commission, in the exercise of its authority under DL Nr. 3538 of 1980, and Law Nr. 18045, has believed it expedient to issue instructions on the form and content of information that corporations and partnerships limited by shares registered in the Securities Registry will submit to this Commission and the securities exchanges, whenever stock transactions are conducted by the persons indicated in article 12 of Law Nr. 18045, who shall also report on any purchase or sale commitments or options for shares registered in the Securities Registry. The main objective of this new circular, which replaces and elaborates on the provisions contained in circular 240 dated September 30, 1982, which consists in providing clearer and more accurate information on share transactions conducted in the securities market. These provisions, consequently, regulate this information, allow for a reasonable degree of transparence in that market and safeguard compliance with the provisions of articles 12, 52 and 53 of Law Nr. 18045 on the Securities market. As used herein, a “transaction” means any purchase or sale of shares, the subscription of newly-issued shares, the acquisition or disposal of shares through the delivery of chose in lieu of payment, succession upon death, donation or other method whereby title to shares is acquired or lost.

SECTION I

All companies indicated in the introduction shall without exception file a monthly report with the Commission and securities exchanges within the first five business days of the month subsequent to the month being reported, containing the breakdown of transactions involving their shares and conducted by their majority shareholders, directors (regular and alternate), general manager, managers, senior officers, liquidators and other related individuals or entities, as well as transactions as a result of which the status of majority shareholder is attained or forfeited. Notwithstanding the first paragraph of this section, if the company is aware of any transactions conducted after the cutoff date of the month being reported and prior to the date of reporting to this Commission, those transactions must be included as part of the information sent when through that transaction the status of majority shareholder is attained or lost and/or the shares involved in that transaction represent a material percentage of the subscribed capital of the company. The transactions reported as indicated above need not be reported on during the month following that in which the transaction was made.

If during one or more months of any given quarter no share transactions are conducted by the majority shareholders, directors (regular and alternate), general manager, managers, senior officers, liquidators and other related individuals or entities, the company must advise the Commission and the securities exchanges on this situation at least quarterly within the first five business days of the quarter following the quarter being reported. For practical purposes, reporting quarters shall be the calendar quarters (January - March, April-June, July-September, October - December) of each year.

Majority shareholders are all the entities or individuals who, directly or through entities, control shares representing at least 10% of the subscribed capital of a company. Individuals who by themselves hold less than that percentage shall be deemed majority shareholders when, together with their spouse or relatives, they control 10% or more of share capital, either directly or through entities. This is notwithstanding the fact that individuals or entities could be deemed majority shareholders if, by themselves or together with their spouse or relatives, they control, direly or through entities, less than that percentage but has the ability to have elected at least one director or manager of the company whose shares they hold. “Relatives” are relatives down to the third degree of blood ties or second degree of marriage ties, inclusive.

For the purposes hereof, a “related person” means those defined in circular 574 dated December 30, 1985, as replaced from time to time.

The form to be sued to provide the information indicated in this section is attached as exhibit A hereto and must be signed by the general manager or legal representative of the reporting company, who will be accountable for the accuracy and truthfulness of the information provided. If more than one form is filed for a single month, each form shall be signed.

SECTION II

The first paragraph of article 12 of Law Nr. 18045 provides that the persons indicated therein must advise the Commission and each national securities exchange in which the company has its shares listed for trading, on any direct or indirect acquisition or divestment, as applicable, of shares in such company, within two stock market days following the date of the respective transaction(s).

The individuals required to report on their share transactions include those who, together with their spouse and relatives, hold directly or through entities 10% or more of the subscribed capital of the entity. To this end, “relatives” are relatives down to the third degree of blood ties or second degree of marriage ties, inclusive.

In the same communication, the majority shareholders must also report on whether the direct or indirect acquisitions they conducted are intended to acquire control of the company or only represent financial investments. The form to be used for this section is attached as exhibit B hereto and must be signed by the person who is required to report the applicable share transactions, as provided in the statute mentioned in the first paragraph of this section. In the case of an entity, this form must be signed by its general manager or legal representative.

The general manager or legal representative of the entity supervised by this Commission, shall be required to provide detailed information to its majority shareholders, directors (regular and alternate), managers, senior officers and liquidators, as applicable, regarding these instructions and the forms to be used.

SECTION III

All individuals or entities indicated in Section II shall report, in exhibit C attached hereto, their purchase or sale commitments or options for shares registered in the Securities registry, upon execution of the relevant agreement.

In the same communication, majority shareholders must further report if the direct or indirect purchase commitments or options were executed with the intent of acquiring control of the company or if they are merely financial investments.

“Commitments” are contracts whereby the reporting party promises to purchase or sell to another person, and the latter in turn promises to purchase or sell a given number of shares, both parties indicating, at the time of execution, the date on which the promised transaction is to be closed and the price terms thereof.

For the purposes of this circular, an “option” means a contract whereby the reporting party acquires or assigns to another person the right to purchase or sell a given number of shares at a certain price and on a given date or in a given time period.

Notwithstanding the requirements set out in this section, whenever the transactions stipulated by a commitment or option are consummated, the reporting requirements indicated in sections I and II above shall be met.

The general manager or legal representative of the entity supervised by this Commission, shall be required to provide detailed information to its majority shareholders, directors (regular and alternate), managers, senior officers and liquidators, as applicable, regarding these instructions and the forms to be used.

FILING OF SHARE TRANSFER FORMS

All corporations registered in the Securities Registry shall have their share transfer forms include a caption requesting that the share transfer form be submitted to the company as soon as possible.

SUBMISSION OF DOCUMENTS

The information requested in the forms attached hereto feeds computer database. For this reason, failure to strictly adhere to the instructions to fill in the forms in exhibits A, B and C means that this Commission will perforce require a new submission from the reporting party.

The documents submitted in accordance with this circular shall be delivered in duplicate form.

EFFECTIVENESS

Section I is effective starting with the information pertaining to February 1986 and sections II and II as from the date of this circular.

EXHIBIT A

FORM TO REPORT TRANSACTIONS OF SHARES BY MAJORITY SHAREHOLDERS, DIRECTORS (REGULAR OR ALTERNATE), GENERAL MANAGER, MANAGERS, SENIOR OFFICERS AND OTHER RELATED INDIVIDUALS OR ENTITIES (1)

[INSERT FORM]

INSTRUCTIONS TO FILL IN THE EXHIBIT A FORM

The Exhibit A form must be filled in by reporting on only one transaction per line numbered 1 to 5. If shares of different series are traded, the shares of different series must be reported in separate lines, and all data required in each line must be indicated. If the company records more than five transactions to be reported in any given month, it must fill in as many forms as necessary to include all those transactions.

1.001 PAGE Nr: all forms of this Exhibit A for any single month must be correlatively numbered .

1.020 CORPORATE NAME: in this space, write the full corporate name of the company whose shares were traded.

1.030 SECURITIES REGISTRY REGISTRATION Nr: the number under which the company whose shares were traded is registered.

1.040 COMPANY TAXPAYER Nr: indicate the Taxpayer Nr. of the company whose shares were traded.

1.050 DATE OF TRANSACTION: in this space, write the date on which the reported transaction was made.

1.060 - 1.065 SELLER / RELATIONSHIP WITH THE COMPANY: for each reported transaction, write down the full name of the seller. If an individual, first write the paternal surname, then the maternal surname, and then the given names. If an entity, write down the full corporate name. Then, write down the relationship existing between the seller and the company whose shares were traded (e.g. majority shareholder, regular director, alternate director, general manager, manager, chairman of liquidation commission, relative of the aforesaid, related company, etc.). If the transaction being reported was instrumental in having an individual or entity attain or lose the status of majority shareholder, the relationship existing until prior to the transaction must be indicated. If the person’s relationship with the company is none of those indicated in section I of this circular, the word “NONE” must be written down in the “relationship with the company” item.

If the transaction is not a purchase or sale of shares but rather a subscription for newly-issued shares, in “seller” one must write down the corporate name of the reporting company. If the transaction is an acquisition or disposal of shares through the delivery of chose in lieu of payment, succession upon death, donation, etc., the space must be filled in with the name of the individual or entity that loses title to those shares.

The box on the lower right corner of these coded entries must not be filled in since it is for internal Commission use.

1.070 TAXPAYER NR. OF SELLER: write down the Taxpayer Nr. of the seller.

1.080 - 1.085 BUYER / RELATIONSHIP WITH THE COMPANY: for each reported transaction, write down the full name of the buyer and his/her/its relationship with the company, proceeding in the same manner as detailed for codes 1.060 - 1.065.

If the transaction is not a purchase or sale of shares but rather a subscription for newly-issued shares, in “buyer” one must write down the name of the individual or entity who subscribed for those shares. If the transaction is an acquisition or disposal of shares through the delivery of chose in lieu of payment, succession upon death, donation, etc., the space must be filled in with the name of the individual or entity that acquires title to those shares.

1.090 TAXPAYER NR. OF BUYER: write down the Taxpayer Nr. of the buyer.

1.100 NR. OF SHARES TRADED: this is the total number of shares acquired or disposed of in each reported transaction. If shares of different series are traded, the shares of different series must be reported separately.

1.110 SERIES: in this space, write down the series to which the shares involved in the transaction belong. If there is only one series, write down “SINGLE”.

1.120 PERCENTAGE OF SUBSCRIBED CAPITAL: write down the percentage the number of shares traded represents on each occasion with regard to all the subscribed shares of the issuer company.

1.130 UNIT TRANSACTION PRICE. In this column, write down the unit price considered in each transaction. If shares of different series are traded, write down the unit price of each series separately.

1.140 TRANSACTION PAID IN CASH (YES / NO): indicate if the price paid for the traded shares was paid in cash or on credit. To this end, mark YES when the transaction is paid in cash and NO when a given time period was granted for its payment. In this last case, indicate in REMARKS the conditions (interest rate, adjustments, term, security or other liens affecting the share or its rights of possession or ownership, etc.), established for the payment of the shares involved in the reported transaction.

1.150 MARKET CLOSING PRICE: in this column, write down the closing price determined by the stock exchanges for the date of the transaction. If shares of different series are traded, write down the closing price of each series as determined by the stock exchange, separately.

1.160 TRANSACTION CONDUCTED ON THE EXCHANGE: In this column, write down:

YES: if the transaction was conducted on a stock exchange.

NO: if the transaction was not conducted on a stock exchange.

1.170 CAPITAL INTEREST (SELLER): indicate the percentage of subscribed capital of the reporting company held by the seller after the transaction.

1.180 CAPITAL INTEREST (BUYER): indicate the percentage of subscribed capital of the reporting company held by the buyer after the transaction.

REMARKS: in this space, write down all the characteristics and/or background information on each transaction not previously provided and required for the adequate disclosure and understanding of the reported transactions (such as, for instance, payment of shares with property, transaction pertaining to the exercise of an option or commitment for a future purchase or sale, subscription for newly-issued shares, etc.). If all reported transactions are paid in cash and there is no further background information to be reported in this space, one must expressly indicate this circumstance by writing “NONE”.

EXHIBIT B

TRANSACTIONS OF SHARES BY MAJORITY SHAREHOLDERS, DIRECTORS (REGULAR OR ALTERNATE), GENERAL MANAGER, MANAGERS, SENIOR OFFICERS AND LIQUIDATORS (1)

[INSERT FORM]

INSTRUCTIONS TO FILL IN THE EXHIBIT B FORM

The Exhibit B form must be filled in by the reporting person using one form per transaction made. If the reporting party purchases and sells shares of one company in a single day, separate forms must be used for the shares sold and bought. Also, if shares of different series are traded, separate forms must be used for each individual series.

As used herein, “reporting party” means the person who is required to report his/her/its transactions as indicated in section II of this circular.

2.010 TRANSACTION OF SHARES IN COMPANY: use this space to write down the full corporate name of the company whose shares were traded.

2.020 REGISTRATION NR. OF THE COMPANY IN THE SECURITIES REGISTRY: the number under which the company whose shares were traded is registered.

2.030 TAXPAYER NR. OF COMPANY: indicate the Taxpayer Nr. of the company whose shares were traded.

2.040 NAME OF REPORTING PARTY (INDIVIDUAL OR ENTITY): write down the full name of the reporting party. If an individual, first write the paternal surname, then the maternal surname and then the given names. If an entity, write the full corporate name.

2.050 TAXPAYER NR. OF REPORTING PARTY: indicate the Taxpayer Nr. of the reporting party.

2.060 - 2.065 DOMICILE: indicate the complete domicile of the reporting party.

2.070 RELATIONSHIP WITH THE COMPANY: write down the relationship existing between the reporting party and the company whose shares were traded (e.g. majority shareholder, regular director, alternate director, general manager, manager, chairman of liquidation commission, etc.). If the transaction being reported was instrumental in having an individual or entity attain or lose the status of majority shareholder, the relationship existing until prior to the transaction must be indicated.

2.080 TRANSACTION CONDUCTED ON THE STOCK EXCHANGE: indicate whether the transaction was conducted on the stock exchange or OTC, with an “X” in the applicable box.

2.090 NR. OF SHARES TRADED: indicate the number of shares involved in the reported operation.

2.100 SERIES: use this space to indicate the series to which the traded shares belong. If only one series exists, write down “SOLE”.

2.110 PURCHASE SALE: specify whether the reporting party purchased or sold the shares involved in the reported transaction, with an “X” in the applicable box.

If the information provided does not pertain to a purchase or sale of shares, place an “X” in the box marked “purchase” when the reporting party acquired title to the shares. Also, when title to the shares is lost, place an “X” in the box marked “sale”.

2.120 PERCENTAGE OF SUBSCRIBED CAPITAL: write down the percentage the number of shares traded represents with regard to all the subscribed shares of the issuer company.

2.130: CAPITAL INTEREST OF REPORTING PARTY: if the reporting party is an entity, indicate total interest (direct and through other entities) attained in the subscribed capital of the company that issued the traded shares once the reported transaction is completed.

If the reporting party is an individual, indicate in this space the total interest attained by same in the subscribed capital of the company that issued the shares once the reported transaction is completed. In this case, “total interest” means the interest held by the reporting party directly and through entities, added to the interest held directly and through entities by his/her spouse and relatives. To this end, “relatives” are relatives down to the third degree of blood ties or second degree of marriage ties, inclusive.

Moreover, use this space to make any remarks as to whether interest is direct and indirect or only one of the above.

2.140 UNIT TRANSACTION PRICE. In this column, write down the unit price considered in the reported transaction.

2.150 SERIES: in this space, write down the series to which the shares involved in the transaction belong. If there is only one series, write down “SINGLE”.

2.160 TRANSACTION PAID IN CASH: indicate if the price paid for the traded shares was paid in cash or on credit. To this end, place an “X” in the applicable box.

REMARKS: if any deferred term is agreed for the payment of the shares involved in the reported transaction, indicate the conditions (interest rate, adjustments, term, security or other liens affecting the share or its rights of possession or ownership, etc.), established for the payment. Also, use this space to write down all the characteristics and/or background information on each transaction not previously provided and required for the adequate disclosure and understanding of the reported transactions (such as, for instance, payment of shares with property, transaction pertaining to the exercise of an option or commitment for a future purchase or sale, subscription for newly-issued shares, etc.). If there is no further background information to be reported on the transaction in this space, one must expressly indicate this circumstance by writing “NONE”. Further, the reporting party must indicate in this space the full name of the buyer or seller of the shares being traded, as applicable, indicating (clearly and accurately), if known, whether the buyer or seller is related to the company whose sales were traded and/or with the administrators (directors, managers, liquidators, etc.), majority shareholders, or to the reporting party and/or his/her immediate family. If there is no information on the other party to the transaction and/or his/her/its relationship to the company, managers, etc., indicate so expressly.

2.180 TRANSFER FORM FILED WITH THE COMPANY’S SHAREHOLDER REGISTRY: indicate whether the relevant transfer form has been filed with the Shareholders’ Registry of the company as of the date when the transaction is reported, placing an “X” in the applicable box. If the answer is NO, please state the reason.

2.190 PURPOSE OF PURCHASE: the majority shareholders must report if their direct or indirect purchases were made with the intention to acquire control of the company or are merely financial investments.

EXHIBIT C

PURCHASE OR SALE COMMITMENTS AND OPTIONS FOR SHARES, MADE BY MAJORITY SHAREHOLDERS, DIRECTORS (REGULAR OR ALTERNATE), GENERAL MANAGER, MANAGERS, SENIOR OFFICERS AND LIQUIDATORS (1)

[INSERT FORM]

INSTRUCTIONS TO FILL IN THE EXHIBIT C FORM

The Exhibit C form must be filled in by the reporting person using one form per commitment or option made. Also, if shares of different series are involved, separate forms must be used for each individual series.

As used herein, “reporting party” means the person who is required to report his/her/its share purchase or sale commitments and options as indicated in section III of this circular.

INFORMATION ON THE REPORTING PARTY (INDIVIDUAL OR ENTITY)

3.010 NAME: write down the full name of the reporting party. If an individual, first write the paternal surname, then the maternal surname and then the given names. If an entity, write the full corporate name.

3.020 TAXPAYER NR: indicate the Taxpayer Nr. of the reporting party.

3.030 - 3.035 DOMICILE: indicate the complete domicile of the reporting party.

3.040 RELATIONSHIP WITH THE COMPANY: write down the relationship existing between the reporting party and the company whose shares were involved in the operation (e.g. majority shareholder, regular director, alternate director, general manager, manager, chairman of liquidation commission, etc.).

3.050: CAPITAL INTEREST OF REPORTING PARTY: if the reporting party is an entity, indicate total interest (direct and through other entities) attained in the subscribed capital of the company that issued the shares involved at the time the purchase or sale commitment or option is executed.

If the reporting party is an individual, indicate in this space the total interest attained by same in the subscribed capital of the company that issued the shares at the time the purchase or sale commitment or option is executed. In this case, “total interest” means the interest held by the reporting party directly and through entities, added to the interest held directly and through entities by his/her spouse and relatives. To this end, “relatives” are relatives down to the third degree of blood ties or second degree of marriage ties, inclusive.

Moreover, indicate whether interest is direct and indirect or only one of the above, in the “remarks” section.

INFORMATION ON THE OTHER PARTY TO THE REPORTED OPERATION:

3.060 - 3.070 - 3.080 - 3.090 In the same manner indicated above, write down the name taxpayer number, relationship with the company and domicile of the person with whom the reporting party made the operation.

TYPE OF OPERATION:

3.100 COMMITMENT FOR: PURCHASE SALE: If the reported operation is a commitment, specify in this space if the reporting party promises to purchase or sell the shares, placing an “X” in the applicable box.

3.110 OPTION FOR: PURCHASE SALE: If the reported operation is an option, specify in this space if the option is to purchase or sell the shares, placing an “X” in the applicable box.

3.120 NAME OF OPTION PURCHASER: write down full name of the person who acquires the right to purchase or sell the shares involved in the reported option.

CHARACTERISTICS OF THE REPORTED OPERATION:

3.130: CORPORATE NAME OF SHARE ISSUER: use this space to indicate the full corporate name of the company that issued the securities involved in the reported operation.

3.140 TAXPAYER NR. OF ISSUER: indicate the taxpayer number of the company that issues the securities involved in the reported operation.

3.150 NUMBER OF SHARES: the number of shares involved in the reported operation.

3.155 SERIES: use this space to indicate the series to which the shares involved in the reported operation belong. If only one series exists, write down “SINGLE”.

3.160 PERCENTAGE OF SUBSCRIBED CAPITAL: indicate the percentage that the number of shares indicated in code Nr. 3150 represents compared with all the subscribed shares of the issuing company.

3.170 UNIT PRICE: indicate the unit price provided in the option or commitment.

3.180 DATE OF THE OPERATION: indicate the date when the commitment or option to purchase or sell the shares was executed.

3.190 DATE OR TERM FOR EXERCISE OF OPTION OR COMMITMENT: indicate the date or term stated in the commitment or option to conduct the share transaction.

3.200 PREMIUM PAID FOR THE OPTION if any, indicate the amount paid for the right to the option to purchase or sell the shares involved in the reported operation.

3.210 PURPOSE OF PURCHASE COMMITMENTS OR OPTIONS: The majority shareholders must indicate if the direct or indirect purchase commitments or options have been made with the intention to acquire control of the company or are merely financial investments.

REMARKS: use this space to indicate all those characteristics and/or background information on the operation being reported that were not previously provided and which are necessary for the adequate disclosure and understanding of the operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

Date: November 23, 2007	By:	/s/ Alejandro Droste Bertolo

Name: Alejandro Droste Bertolo Title: Chief Financial Officer